HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799

TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

DOUGLAS M. BERMAN DIRECT DIAL: (214) 468-3305 DIRECT FAX: (214) 740-7106 EMAIL: DBERMAN@HUNTON.COM

FILE NO: 70855.000002

June 22, 2011

United States Securities and Exchange Commission	VIA EDGAR
101 F Street, NE
Washington, DC  20549

Attention:	Mark P. Shuman, Branch Chief - Legal
Kathleen Collins, Accounting Branch Chief
Michael F. Johnson, Staff Attorney

Re:	Crossroads Systems, Inc.
Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 (“Registration Statement”)
Filed May 18, 2011
File No. 333-172792

Ladies and Gentlemen:

On behalf of Crossroads Systems, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the letter of Mark P. Shuman, Branch Chief - Legal, dated June 7, 2011 (the “Comment Letter”), regarding Amendment No. 1 referenced above.  The Company is filing these responses concurrently with the filing of Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  The responses herein are based on information provided to this firm by the Company.  The responses have been numbered and headings have been used to correspond to the comments as entitled and numbered in the Comment Letter.

Cover Page

1.	Please expand the first paragraph to clarify that the prospectus also covers the exercise of warrants by investors who purchase warrants from selling warrant holders pursuant to the prospectus.

Company response:

In response to the Staff’s comment, the Company has revised the first paragraph to clarify that the prospectus also covers the exercise of warrants by those who purchased the warrants from selling security holders pursuant to the prospectus.

June 22, 2011

2.
Please appropriately modify the statement that the selling security holders will receive all the proceeds from the sale of the offered securities, as the company will receive the proceeds from the warrant exercises by transferees of the warrants who acquire them from the selling warrant holders.

Company response:

In response to the Staff’s comment, the Company has revised the statement that the selling security holders will receive all the proceeds from the sale of the offered securities to state that “We will not receive any of the proceeds from the sale of the securities owned by the selling security holders pursuant to this prospectus.  We may receive proceeds in connection with the exercise of the warrants, the underlying shares of which may in turn be sold by the selling security holders under this prospectus.”  Similar language also appears under the headings “Prospectus Summary—The Offering” and “Use of Proceeds.”

The Offering, page 4

3.
Please reconcile the information regarding the number of common shares outstanding as of May 6, 2011 (42,463,232) to the shares outstanding at the most recent balance sheet date included in the filing (43,282,290).  Provide a breakdown of the common share issuances since January 31, 2011 and reconcile to the information provided in your Recent Sale of Unregistered Securities disclosures.  In addition, tell us how you considered including a discussion of such issuances in your Subsequent Events footnote disclosures.

Company response:

In response to the Staff’s comment, the Company informs the Staff that the Company has updated number of shares of common stock outstanding as of June 16, 2011 pursuant to its books and records.  Since the date of the most recent balance sheet included in Amendment No. 2, April 30, 2011, the Company has issued 5,108 shares of common stock as a result of the exercise of stock options by an employee for proceeds to the Company of  $2,963. This issuance is noted in Part II of Amendment No. 2 under Item 15, “Recent Sales of Unregistered Securities” and comprises the difference between the number of shares outstanding as reflected on the Company’s balance sheet as of April 30, 2011 (43,463,232) and the number of shares outstanding as of June 16, 2011 set forth in Amendment No. 2 (43,468,340), including under the heading “The Offering.” Since the Company does not consider such issuance to be material, the Company has not included a discussion of common share issuances in its Subsequent Events footnote disclosures for the period ended April 30, 2011.

June 22, 2011

Business

Customers, page 44

4.
We will review your application for confidential treatment submitted May 19, 2011, and comments relating thereto, if any, will be promptly submitted under separate cover.  In connection with our review of the application for confidential treatment, we may issue comments that relate to the prospectus text concerning your agreement with HP.  Please note that any issues relating to an application for confidential treatment must be resolved prior to effectiveness of your registration statement.

Company response:

The Company acknowledges the Staff’s comment.

Financial Statements for the Three Months Ended January 31, 2011

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-5

5.
We note the company adopted ASU 2009-13 and 2009-14 on a prospective basis effective November 1, 2010.  Clarify to which arrangements you are applying this new guidance.  We further note your reference to the various methodologies used to determine the estimated selling price for each deliverable in your multiple element arrangements (i.e. VSOE, TPE or ESP); however, it is unclear from your disclosures which of these methodologies you are actually using.  Please tell us how frequently you are able to determine the best estimate of selling price based on VSOE versus how often you rely on ESP.  If a significant number of your arrangements require the use of ESP, explain further the factors you noted in determining the estimated selling price for your deliverables and discuss how those factors and other inputs are used in the estimation process and what other trends and techniques are incorporated into the analysis.

Company response:

The Company currently determines the best estimate of selling price based on VSOE on all products and arrangements.  Based on the implementation of the new pronouncements ASU 2009-13 and ASU 2009-14, in the future if the Company does not have VSOE, it will then rely on TPE, and if TPE is not able to be substantially relied on, it will use ESP.  The policy outlines the hierarchy the Company will use in its revenue recognition processes.

6.
We further note your disclosures indicating that the company determines VSOE for PCS based upon renewal pricing for PCS.  Please clarify whether you are referring to PCS in your hardware or software contracts and tell us whether this methodology for establishing VSOE differs from that which you disclose in the footnotes to your audited financial statements.  In this regard, you previously indicated that VSOE for PCS in your software arrangements is based on the price charged when sold separately.  It is unclear if your current reference to renewal pricing is the same as separate sales or if you are referring to stated renewal rates included in the contracts.  If the latter is true, tell us how often your customers actually renew at the renewal rate stated in the contract.  Also, tell us your typical stated renewal rates or range of rates and clarify how you determined that the stated rates are substantive.  If you are not referring to stated renewal rates than revise your disclosures accordingly to clarify your reference.

June 22, 2011

Company response:

The Company informs the Staff that it renews PCS contracts, both hardware and software, at a standard rate, between 12% and 18% of the MSRP for the product the PCS contract covers.  The Company determined the rates are substantive because in no cases do its PCS contracts meet the criteria that deem the contracts non-substantive (ASC 985-605-55-63):  (1)  a relatively long service period for initial bundled PCS, (2) aggregate PCS renewal term less than initial bundled PCS term, or (3) a PCS renewal rate that is significantly below normal pricing.  The reference to renewal pricing refers to the published rate for PCS services available to the Company’s resellers at the time of such renewal and not a stated renewal rate included in the contracts. The Company has revised Note 2 of the Condensed Consolidated Financial Statements under the heading “—Multiple Element Arrangements” to state that “The Company determines VSOE for PCS based on the price charged to customers when sold separately.” The Company analyzed 100% of its U.S. contracts and 20% of its foreign contracts entered into during the reported periods, giving a total coverage of 73% total coverage of its contracts, and 87% of its PCS contracts fall within this range.

Financial Statements for the Years Ended October 31, 2010

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition

Product Revenue – Software, page F-20

7.
We note from your response to prior comment 11 that you price your service contracts as a percentage of the license cost, which typically range between 12% to 18%.  Please clarify what you mean by “typically.” In this regard, tell us what percentage of your contracts actually fall within this range and how you determined that such amount represents VSOE of fair value for such services.

Company response:

The Company informs the Staff that it renews PCS contracts, both hardware and software, at a standard rate, between 12% and 18% of the MSRP for the product the PCS contract covers.  The Company determined the rates are substantive because in no cases do its PCS contracts meet the criteria that deem the contracts non-substantive (ASC 985-605-55-63):  (1)  a relatively long service period for initial bundled PCS, (2) aggregate PCS renewal term less than initial bundled PCS term, or (3) a PCS renewal rate that is significantly below normal pricing.  The reference to renewal pricing refers to the published rate for PCS services available to the Company’s resellers at the time of such renewal and not a stated renewal rate included in the contracts.  The Company analyzed 100% of its U.S. contracts and 20% of its foreign contracts entered into during the reported periods, giving a total coverage of 73% total coverage of its contracts, and 87% of its PCS contracts fall within this range, which the Company considers typical.

June 22, 2011

8.
Your response to prior comment 11 also indicates that the same method is used when selling any length of contract.  Please clarify how you price the support contracts that have a term greater than one year.  In this regard, tell us whether you price such arrangements at rates of 12% to 18% for each year of the support contract term.  If not, describe your methodology and explain further how you establish VSOE of fair value for services when the term is greater than one year.

Company response:

The Company informs the Staff that it renews PCS contracts at a standard rate, between 12% and 18% per year of the MSRP for each annual contract period for the product the PCS contract covers.

Royalty and Other Revenue, page F-20

9.
Your response to prior comment 13 indicates your IP Settlements are the result of aggressively defending your patents as a line of business.  You further state that you required all companies using your Intellectual Property to submit shipment data.  With regards to this information, please explain further the following:

•	Tell us the amount of revenues earned from these IP Settlement agreements for each period presented;
•
Tell us whether you required the shipment data from your existing customers or whether you actively sought out companies that were infringing on your technology and requested that they submit this information;

•	Clarify whether you obtained this information and the ultimate IP Settlement only after entering into or threatening patent infringement litigation with these companies;
•	Describe in further detail the terms, obligations and rights associated with the IP Settlement agreements;
•
You indicate that the Settlements include revenue associated with past shipments as well as licenses to future use of your technology.  Tell us how you considered whether these arrangements also included a settlement piece related to the litigation settlement, if any.  Also, tell us how you considered the allocation guidance of ASC 605-25-25, by analogy, with regards to bifurcating such elements;

•	Tell us how you determined the value of each element; and

•	Please cite the specific accounting guidance you considered in accounting for the IP Settlement arrangements.

Company response:

The table below outlines the amount of revenues earned by the Company from the IP Patent Agreements for the periods presented:

June 22, 2011

Period	Amount
FY 2009	5,466,755.60
FY 2010	6,514,903.85
FY 2011, first quarter	883,709.55
FY 2011, second quarter	282,520.06
13,147,889.06

The Company requires shipment data for both existing royalty customers and customers with whom it enters into IP Patent Agreements.  The up-front portion of the agreement in these contracts is derived from actual shipment data supplied by the customer.  The Company actively seeks out companies that infringe on its technology.

Companies that the Company believes are using its patents without an agreement receive a letter stating the infringement and requesting a meeting to clarify the Company’s stance and to arrive at a contractual agreement to allow the infringing party to use the Company’s patents.  In some cases, a lawsuit has been filed.  However, to date all of these lawsuits have been settled prior to trial.

The Company’s agreements for its IP are structured similarly.  Upon shipment or usage evidence provided, an amount for past use and shipments may be agreed upon.  An amount for future use or shipments is also agreed upon in the form of an ongoing royalty payment.  Many such agreements include cross licensing of the customers’ products to the Company as well. However, these cross-licenses have no value to the Company, and the Company values them at zero as the Company does not use the patents cross-licensed to it. The agreements also release both parties from future litigation related to the agreed upon IP information.

Based on the Multiple Element Arrangement guidance (ASU 2009-13), the Company analyzes each agreement.  The Company analyzes the agreement to determine the proper elements to be considered, such as past shipments, future royalties, cross-licensing and release of legal liability, and proper revenue recognition.  The Company allocates amounts of the total agreement to the elements included in the contract.  The Company uses past shipment data to allocate revenue to past periods.  For amounts relating to past shipments, the Company recognizes revenue immediately.  For future use of the IP, companies pay us quarterly, and revenue is recognized based on that shipment data at that time.  No contracts include punitive damages.

For further SEC Guidance, the Company relies on the Speech by SEC Staff, Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments By Eric C. West, Associate Chief Accountant, Office of the Chief Accountant, U.S. Securities and Exchange Commission, Washington, D.C., December 10, 2007, referring to EITF 00-21.

Recently Issued Accounting Pronouncements, page F-22

10.
We note from your disclosures on page F-23 that the company evaluated the financial statements for subsequent events through May 18, 2011.  Revise to state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued.  We refer you to ASC 850-10-50-1.

Company response:

The Company has noted the Staff’s comment and has revised Amendment No. 2 to reflect that such date is the date the financial statements were issued.

June 22, 2011

Note 3.  Inventory, page F-24

11.
We note your response to prior comment 16 and your revisions to remove the inventory allowance from your Schedule II valuation analysis.  Please also revise to remove reference to the inventory allowance in Note 3 to your financial statements.  In addition, in an effort to avoid confusion, revise your disclosures in the critical accounting policy discussion to refer to the impairment of inventory rather than the inventory allowance.

Company response:

The Company has noted the Staff’s comment and has amended Amendment No. 2 to remove the reference to the inventory allowance in Note 3 to its financial statements and has revised the heading “Inventory Allowances” to read as “Inventories” in its disclosures in the critical accounting policy discussion, which refers to the impairment of inventory.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,

/s/ Douglas M. Berman
Douglas M. Berman

cc:	Robert C. Sims Jennifer Ray Crane